SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. ___)*

REPSOL YPF, S.A. (Name of Issuer)

Ordinary Shares, nominal value EUR 1.00 each (Title of Class of Securities)

76026T205 (CUSIP Number)

Sacyr Vallehermoso, S.A.
Paseo de la Castellana 83-85
Madrid, Spain 28046
Attention: Ana de Pro Gonzalo
+34 91 545 5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 76026T205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Sacyr Vallehermoso, S.A.
IRS 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Spain

	7	SOLE VOTING POWER
65,470,000
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		-0-

OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		65,470,000
PERSON
WITH	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,470,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES (See Instructions)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3626%[1]

14	TYPE OF REPORTING PERSON (See Instructions)
CO

1 5.3626% when calculated on a fully diluted basis, based on 1,220,863,463 shares of common stock of the Issuer outstanding as of December 31, 2005, as reported on the Issuer’s Form 20-F filed on July 14, 2006.

1 of 9

ITEM 1. SECURITY AND ISSUER.

             This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Ordinary Common Stock, par value EUR 1.00 per share (the “Common Stock”), of REPSOL YPF, a corporation organized under the laws of the Kingdom of Spain (the “Issuer”). The principal executive offices of the Issuer are located at Paseo de la Castellana 278, Madrid, Spain 28046.

ITEM 2. IDENTITY AND BACKGROUND.

             This Schedule 13D is filed by Sacyr Vallerhermoso, S.A., a corporation organized under the laws of the Kingdom of Spain (“SyV”), and reflects shares of Common Stock beneficially owned indirectly by SyV through a wholly-owned subsidiary. SyV has full dispositive and voting control over the shares of Common Stock beneficially owned by it through the Subsidiary. The principal business office of SyV is located at Paseo de la Castellana, 83-85, Madrid, Spain 28046. To the best of SyV’s knowledge, the name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of SyV are set forth on Schedule 1 attached hereto, which schedule is hereby incorporated by reference.

             During the five years prior to the date hereof, none of SyV or, to the best of SyV’s knowledge, anyone listed on Schedule 1 attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             Between September 25 and October 25, 2006, Sacyr Vallehermoso Participaciones Mobiliarias, S.L, a wholly owned subsidiary of SyV (its “Subsidiary”), purchased, through Banco Santander Central Hispano, S.A. (“Banco Santander”) as broker, 65,470,000 shares of Common Stock, which constitute 5.3626% of the outstanding shares of Common Stock, for a price of approximately EUR 1.606 billion (or an average of EUR 24.53 per share of Common Stock).

             The EUR 1.606 billion investment was financed by Banco Santander through two bridge facilities to SyV’s Subsidiary, for which SyV provided a guarantee. The bridge facilities, which have not been totally disposed, consist of:

  A loan up to EUR 1.100 billion due no later than January 15, 2007, with an interest rate of EURIBOR plus 0.80%.
  A loan up to EUR 1.500 billion due no later than January 15, 2007, with an interest rate of EURIBOR plus 0.80%.

             These bridge loans will be refinanced with a limited-recourse long term loan. The main terms of this loan are:

  Maximum loan amount of EUR 5.175 billion
  An approximate 19/81% debt-to-equity ratio

  An interest rate of EURIBOR plus 1.00% through the 24th month , EURIBOR plus 1.10% from the 24th month through the 48th month, EURIBOR plus 1.20% after the 48th month
  A final maturity of 6 years
  SyV will be required to provide a guarantee on the long term loan in the event that the loan to value ratio becomes less than 105% during first 24 months or 115% from month 24 onwards. Such a guarantee, if required, would consist of additional cash or listed securities.

           The bridge loan agreements are attached as Exhibits 10.2 and 10.3 hereto and the long term loan agreement is attached as Exhibit 10.4 hereto.

ITEM 4. PURPOSE OF TRANSACTION.

           SyV, through its Subsidiary, acquired the Shares for investment purposes as part of its strategic interest in the energy sector. SyV believes that its investment in the Issuer represents a unique opportunity to invest in excellent energy assets in a leading company. SyV’s investment in the Issuer fits within SyV’s diversification strategy. SyV views its investment in the Issuer as a way to build its presence in the energy business in order to complement its existing construction, concessions, property, services and housing development business.

           SyV presently intends to become a long term shareholder of the Issuer. To this end, assuming it continue to hold or acquire sufficient shares of Common Stock, and subject to compliance with regulatory, legal and other requirements, SyV presently seeks representation on the Issuer’s board of directors. Of course, there can be no assurance that SyV will be able to achieve this objective, nevertheless, the Nomination Committee for Repsol YPF's Board of Directors agreed, in its session held October 25, 2006, to propose at the company's next meeting of its Board of Directors to appoint Mr. Luis del Rivero Asensio and Mr. Juan Abelló Gallo as dominical members of the Board of Directors designated by SyV.

           SyV may change its plans at any time based on its continuing evaluation of its options with respect to the Issuer and the shares of Common Stock purchased by SyV and changing circumstances more broadly.

           SyV presently expects that it may seek to acquire additional shares of Common Stock, in open market, privately negotiated or other purchases, until SyV owns up to a total of 20% of the Common Stock.

           Items 5 and 6 below are hereby incorporated into this Item 4 by reference. Except as otherwise disclosed in those items or in this Item 4, SyV does not currently have any contracts, arrangements, understandings or relationships with any person with respect to the voting or holding of the Issuer’s securities or that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, including in connection with the possible acquisition of shares of Common Stock referred to herein, SyV may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the issuer, or other third parties regarding such matters. SyV may also take any other action with respect to the Issuer or any of its debt or equity securities in any manner permitted by law.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) SyV, through its Subsidiary, beneficially owns 65,470,000 shares of Common Stock.

(b) SyV has the sole power, directly or indirectly, to direct the vote and the disposition of each of the shares described in clause (a) of this Item 5.

(c) Except as set forth in Item 4 above, none of SyV or, to the best of SyV’s knowledge, anyone listed on Schedule 1 hereto, has engaged in any transaction in any securities of the Issuer during the sixty day period immediately preceding the date hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In addition to the financing arrangements described under Item 3 above (such description being hereby incorporated in this Item 6 by reference), SyV, through its Subsidiary, and Banco Santander have entered into a number of Total Return Swaps (cash settlement) relating to a total of 56,000,000 Shares, or 4.58692%, of the outstanding Shares. Each Total Return Swap is evidenced by a confirmation under a Master Agreement dated as of October 9, 2006. These agreements are attached hereto as Exhibit 10.1 and are incorporated herein by reference.

     Other than as described in this Item 6 and Items 3, 4 and 5 above, neither SyV nor its Subsidiary has any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Title

10.1	International Swaps and Derivatives Association, Inc. Master Agreement, between Banco
Santander Central Hispano, S.A. and Sacyr Vallehermoso Participaciones Mobiliarias,
S.L. with confirmations dated October 12, 2006; October 13, 2006; October 16, 2006;
October 17, 2006 and October 25, 2006 (to be filed as an Amendment to this Schedule 13D).

10.2	Bridge Credit Contract, dated October 11, 2006, between Sacyr Vallehermoso Participaciones
Mobiliarias, S.L. as guaranteed party, Sacyr Vallehermoso, S.A. as guarantor, and Banco Santander Central Hispano, S.A. as financing entity (to be filed as an Amendment to this Schedule 13D).

10.3	Bridge Credit Contract, dated October 16, 2006, between Sacyr Vallehermoso
Participaciones Mobiliarias, S.L. as guaranteed party, Sacyr Vallehermoso, S.A.
as guarantor, and Banco Santander Central Hispano, S.A. as financing entity
(to be filed as an Amendment to this Schedule 13D).

10.4	Long-Term Financing Agreement for the Acquisition of up to 20% of REPSOL YPF,
dated October 26, 2006, by the SPV wholly owned by Sacyr Valllehermoso, S.A. (SyV)
(to be filed as an Amendment to this Schedule 13D).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 26, 2006	SACYR VALLEHERMOSO, S.A.

By: /s/ Marta Silva de Lapuerta

		Name:	Marta Silva de Lapuerta
		Title:	General Secretary of the Board

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF SACYR VALLEHERMOSO

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of SyV are set forth below. If no business address is given, the director’s or officer’s business address is the address specified in Item 2 as the principal business address of SyV. Every director and officer is a citizen of Spain except for Diogo Alves Diniz Vaz Guedes, who is a citizen of Portugal.

Names and Business Addresses of Executive, Present Principal Occupation and Name of Employer

DIRECTORS

- Luis Fernando del Rivero Asensio	Chairman of the Board of Directors

- Manuel Manrique Cecilia	First Vice Chairman

- Nueva Compañía de Inversiones S.A	Second Vice Chairman
(authorized representative Juan Abelló Gallo)
Address: c/Fernando el Santo, nº 23
28010 - MADRID

- Diogo Alves Diniz Vaz Guedes	Third Vice Chairman

- Prilou, S.A.	Director
(authorized representative Jose Manuel Loureda Mantiñán)
Address: Avd. Olímpica, nº 18 duplicado, local 2
Polígono El Soto
Móstoles (Madrid)

- Demetrio Carceller Arce	Director

- Matias Cortés Domínguez	Director

- Torreal, S.A.	Director
(authorized representative Pedro del Corro García-Lomas)
Address: c/Fernando el Santo, nº 23
28010 - MADRID

- Participaciones Agrupadas, S.LU	Director
(authorized representative Angel López-Corona Dávila)
Address: Pº de la Castellana, nº 89
28046 - MADRID

- Grupo Satocan, S.A.	Director
(authorized representative Juan Miguel Sanjuán Jover)
Address: Concejal García Feo, nº 30 - bajo
35011 - LAS PALMAS DE GRAN CANARIA

-Corporación Caixa Galicia, S.A.U.	Director
(authorized representative José Luis Mendez López)
Address: Avda. Linares Rivas, nº 30-32 - 3º
A CORUÑA

- Prilomi, S.L.	Director
(authorized representative José Manuel Loureda López)
Address: Avd. Olímpica, nº 18 duplicado, local 2
Poligono El Soto
Móstoles (Madrid)

Actividades Inmobiliarias y Agrícolas, S.A	Director
(authorized representative Victor Guillamón Melendreras )
Address: Arco de Santo Domingo, nº 1 - 2º-C
MURCIA

Francisco Javier Pérez Gracia	Director,

Mutua Madrileña Automovilista	Director,
(authorized representative Carlos Cutillas Cordón)
Address: Pº de la Castellana, nº 33
28046 - MADRID

EXECUTIVES OFFICERS EXCLUDING DIRECTORS

Marta Silva de Lapuerta	General Secretary of the Board

Vicente Benedito Francés	Chief Executive Officer Law

Fernando Rodriguez–Avial Llardent	Executive Officer, Testa

Rafael del Pozo García	Executive Officer, VHDP

Javier Gayo Pozo	President, Sacyr, S.A.

Fernando Lozano Sainz	Executive Officer, Valoriza SAU

José Antonio Guio de Prada	Chief Executive Officer in Contracts

Ricardo Martín Lucas	Chief Executive Somague

Ana de Pro Gonzalo	Chief Executive Officer in Institutional
Relationship and Communication

José Manuel Naharro Castrillo	Chief Executive Officer de Human Resources

José Carlos Otero Fernández	Chief Executive Officer in Financial
Management and Administration

Luis Janini Tatay	Chief Executive in Commercial Relationship

TRANSACTIONS IN SHARES OF THE ISSUER BY SACYR VALLEHERMOSO DURING

LAST 60 DAYS

All the purchases of shares of Common Stock set forth below were made through Sacyr Vallehermoso Participaciones Mobiliarias, S.L., a wholly owned subsidiary of SyV. All shares were bought through Santander Central Hispano Bolsa.  Each purchase, except for one, was made in the Spanish Open market (Sistema de Interconexión Bursátil – Mercado Continuo), and the purchase marked "(1)" was made in an over-the-counter transaction.

		Date of	Number of	Price per Share
Transaction			Shares	(in Euros)
Sep	25,	2006	110,000	21.64
Sep	26,	2006	1,000,000	21.79
Sep	27,	2006	1,000,000	22.91
Sep	28,	2006	1,890,000	22.70
Sep	29,	2006	1,000,000	23.57
Oct	2,	2006	2,000,000	23.75
Oct	3,	2006	5,000,000	23.25
Oct	4,	2006	3,800,000	23.22
Oct	5,	2006	1,000,000	23.60
Oct	6,	2006	2,000,000	23.82
Oct	9,	2006	1,000,000	23.80
Oct	11,	2006	1,500,000	25.54
Oct	16,	2006	15,300,000	26.57
Oct	16,	2006	(1)24,500,000	24.02
Oct	24,	2006	970,000	25.71
Oct	25,	2006	3,400,000	25.58

			65,470,000